Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Second Quarter 2013

Revenue

Second quarter revenue increased 28.5% to $132.4 million from $103.0 million in the second quarter 2012.

Americas’ revenue increased 55% to $47.4 million from $30.7 million; Western Europe revenue increased 26% to $68.1 million from $54.0 million; Asia-Pacific revenue increased 9% to $10.8 million from $9.9 million; and CEMEA revenue decreased 27% to $6.1 million from $8.4 million.

The following table sets forth each region’s contribution to total revenue and a comparison with the second quarter 2012 (percentage):

Region	Portion of the revenue in three months ended		Revenue increase (decrease) between periods
	June 30, 2012	June 30, 2013
The Americas	29.8%	35.8%	54.6%
Western Europe	52.5%	51.4%	25.9%
Asia-Pacific	9.6%	8.2%	9.1%
Central & Eastern Europe, Middle East & Africa	8.1%	4.6%	(27.1%)
Total	100.0%	100.0%	28.5%

The Americas’ continued to lead the revenue increase with continued growth in household penetration in the U.S. and Canada demonstrated by the growing number of Soda Makers and Consumables sold in the region. Western Europe revenue increase, in both Soda Makers and Consumables, was driven mainly by Germany, France and Italy. The Italian distributor’s business was acquired by SodaStream in the middle of June-2013 (see below). The additional direct sales after the acquisition had no material impact on the revenue or the operating results. Asia-Pacific’s revenue did not materially change. CEMEA’s revenue decreased due to continued softening of the Czech retail environment.

Soda maker unit sales increased 22% to 935,000 from 764,000 mainly driven by the growth of our U.S. installed base. CO2 refill unit sales increased 31% to 5.5 million; and flavor unit sales increased 18% to 8.5 million. The CO2 refill unit sales increase reflects growth in all regions (except for no change in CEMEA) following continued expansion of our user base.

Gross Margin

Second quarter gross margin was 54.3% in 2013 compared to 54.4% in the prior year, with continued impact of the dependency on manufacturing by subcontractors.

Sales & Marketing

Sales and marketing expenses in the quarter totaled $43.6 million, or 33.0% of revenue, compared to $37.1 million, or 36.0% of revenue for the second quarter 2012.

Selling expenses within sales and marketing amounted to $23.6 million, or 17.9% of revenue, compared to $18.8 million or 18.2% of revenue in the second quarter 2012. Advertising and promotion expenses were $20.0 million, or 15.1% of revenue in the quarter, compared to $18.3 million, or 17.8% of revenue in the second quarter 2012 driven by higher revenue.

General & Administrative

General and administrative expenses for the second quarter were $13.6 million, or 10.3% of revenue, compared to $9.2 million, or 9.0% of revenue in the second quarter 2012, mainly due to an increase of $1.6 million in share-based compensation expense to $3.0 million in the quarter, compared to $1.4 million in the second quarter 2012, additional expenses related to our Canadian distribution and additional infrastructure to support growth. Excluding share-based compensation expense, general and administrative expenses were 8.0% of revenue in the quarter compared to 7.6% in the second quarter 2012.

Operating Income

Operating income increased 50.8% to $14.7 million, or 11.1% of revenue, compared to $9.7 million, or 9.5% of revenue in the second quarter 2012.

Tax Rate

Tax expense was $1.1 million representing a 7.9% effective tax rate compared to $134,000 or a 1.4% effective tax rate in the second quarter 2012. This increase in effective tax rate is primarily due to the release of past-years’ tax provisions in the second quarter 2012 not recurring in the current period.

Net Income

Second quarter 2013 net income on an IFRS basis was $12.9 million, or $0.60 per share, based on 21.4 million weighted shares outstanding compared to net income on IFRS basis of $9.5 million, or $0.45 per share, based on 20.9 million weighted shares outstanding in the second quarter 2012.

Excluding share-based compensation expense, second quarter 2013 adjusted net income was $15.8 million, or $0.74 per diluted share, compared to adjusted net income of $10.9 million, or $0.52 per diluted share a year ago.

Foreign Currency Impact

Changes in foreign exchange rates ("FX") did not have a material impact on revenue. FX had a negative impact on the operating income of approximately $1.2 million mainly due to a 5% strengthening of the Israeli Shekel / U.S. dollar average rate in the quarter compared to the second quarter 2012. Approximately 63% of the quarter’s revenue and 62% of the costs and expenses were denominated in non-USD currencies, mainly the Israeli Shekel and the EUR.

Balance Sheet

As of June 30, 2013, the Company had cash and cash equivalents and bank deposits of $35.2 million compared to $62.1 million at December 31, 2012. The decrease was primarily attributable to the investment in our new production facility, an increase in working capital and the purchase of our Italian distributor’s business. As of June 30, 2013, the Company had $16.1 million of bank debt mainly for financing the investments in the new production facility, compared to no bank debt as of December 31, 2012.

As of June 30, 2013, working capital increased by $52.9 million to $148.0 million from $95.1 million as of December 31, 2012. Inventories increased by $31.0 million to $143.7 million as of June 30, 2013 from $112.7 million as of December 31, 2012, mainly due to the additional inventory from the acquisition of our Italian distributor’s business (see below) and the increased revenue.

Italy’s Distribution Acquisition

On June 13, 2013, the Company acquired the assets relating to SodaStream’s products in the Italian market from its former distributor. The value of the purchased assets was $14.3 million of which $10.9 million was inventory and the balance was mainly goodwill and customer relations value. The acquired assets value was paid primarily by offsetting the debt balance of the former distributor and by a cash payment. The Company hired the majority of the former distributor’s employees to ensure smooth transition and business continuation. The transition from external to group-internal distributor had no material impact on the quarter’s revenue and operating income.

As a result of this acquisition, the Company’s inventory as of June 30, 2013 increased by approximately $11 million.